UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 1, 2026

(Date of Report (Date of earliest event reported))

Fundrise Growth eREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.           Other Events

Declaration of Dividend

On November 1, 2026, the Manager of the Company declared a daily distribution of $0.0000684930 per share (the “November 2026 Daily Distribution Amount”) (which equates to approximately 0.30% on an annualized basis calculated at the current rate, assuming an $8.26 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on November 1, 2026 and ending on November 30, 2026 (the “November 2026 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the November 2026 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2027. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of  the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise Growth eREIT VII, LLC By: Fundrise Advisors, LLC Its: Manager By:/s/ Benjamin St. Angelo Name: Benjamin St. Angelo Title: Authorized Person

Date: November 2, 2026